January 22, 2010

Mail Stop 3010

Mr. Steven B. Waters
Vice President
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

   RE: **Real Estate Associates Limited VI**
      Form 10-K for the year ended December 31, 2008
      Filed April 15, 2009
      Form 10-Q for the period ended June 30, 2009
      Filed August 14, 2009
      File No. 0-13112

Dear Mr. Waters:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Kristi Marrone
       Staff Accountant